NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

Three month periods ended March 31, 2011 and 2010

(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Balance Sheets

Unaudited

(Expressed in thousands of United States dollars)

	Note	March 31, 2011	December 31, 2010

Assets

Current assets:
Cash and cash equivalents	3	$103,613	$50,145
Available-for-sale investment	4	882	775
Accounts receivable and prepaids	5	16,481	5,529
Inventories	6	14,289	11,113

		135,265	67,562
Non-current assets:
Property, plant and equipment	7	257,452	288,618
Total assets		$392,717	$356,180

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	8	$16,586	$17,571
Income taxes payable	12	13,675	-
		30,261	17,571

Non-current liabilities:
Provision for closure and reclamation	9	12,774	11,650
Amounts related to non-controlling interest	10	121,741	124,127
		134,515	135,777

Total liabilities		164,776	153,348

Equity:
Share capital	11	391,052	390,658
Share-based payments reserve		12,771	10,056
Accumulated other comprehensive income		815	708
Deficit		(182,872)	(194,675)
Equity attributable to owners of the Company		221,766	206,747

Non-controlling interest	10	6,175	(3,915)
Total equity		227,941	202,832
Total liabilities and equity		$392,717	$356,180

Commitments (note 13)

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Unaudited

(Expressed in thousands of United States dollars)

Three months ended March 31,
	Note	2011	2010
Operations commenced February 22, 2011:
Revenues		$53,532	$-
Cost of sales
Operating expenses		(8,625)	-
Royalties		(2,708)	-
Depreciation and depletion		(2,595)	-
Operating income (February 22 to March 31, 2011)		39,604	-

Administrative		(3,614)	(1,683)
Finance income		11	931
Finance costs	7	(433)	(10,750)
Income (loss) before taxes		35,568	(11,502)

Provision for income taxes	12	(13,675)	-
Net income (loss)		21,893	(11,502)

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investment		107	(692)
Comprehensive income (loss)		$22,000	$(12,194)

Income (loss) for the period attributable to:
Owners of the parent company		11,803	(7,124)
Non-controlling interest		10,090	(4,378)
		$21,893	$(11,502)

Comprehensive income (loss) for the period attributable to:
Owners of the parent company		11,910	(7,816)
Non-controlling interest		10,090	(4,378)
		$22,000	$(12,194)

Earnings (loss) per share:
Basic and diluted	11(e)	$0.06	$(0.04)

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

(Expressed in thousands of United States dollars)

Three months ended March 31,
	Note	2011	2010
Cash provided by (used in):

Operating:
Income (loss) for the period		$21,893	$(11,502)
Items not involving the use of cash:
Depreciation		2,595	1
Share-based payments	11(c)	2,561	617
Gain on sale of available-for-sale investment		-	(716)
Write-off of deferred finance costs	7	-	8,700
Changes in non-cash operating capital:
Accounts receivable and prepaids		(10,951)	(50)
Inventories		(2,422)	-
Accounts payable and accrued liabilities		(384)	(1,158)
Income taxes payable		13,675	-

Net cash provided by (used in) operating activities		26,967	(4,108)

Investing:
Proceeds on sale of available-for-sale investment		-	881
Proceeds on pre-production gold sales		48,613	-
Expenditures on property, plant and equipment		(17,319)	(18,604)
Expenditures on exploration and evaluation		(1,288)	-
Changes in non-cash working capital related to investing activities		-	(5,322)

Net cash provided by (used in) investing activities		30,006	(23,045)

Financing:
Principal and interest paid on loan from non-controlling interest	10(b)	(4,103)	(492)
Non-cash change in advances from non-controlling interest		326	-
Issuance of common shares, net of issue costs	11	272	111,538

Net cash provided by (used in) financing activities		(3,505)	111,046

Increase in cash and cash equivalents		53,468	83,893

Cash and cash equivalents, beginning of period		50,145	29,066
Cash and cash equivalents, end of period		$103,613	$112,959
Non-cash investing and financing transactions
Reclassification of share-based payments reserve to share capital upon exercise of options		122	227
Depreciation capitalized to property, plant and equipment	7	397	319
Share-based payments capitalized to property, plant and equipment	11(c)	276	91
Closure and reclamation increase in property, plant and equipment	9	1,124	1,140
Interest capitalized to property, plant and equipment	10(b), 10(c)	831	818

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Unaudited

(Expressed in thousands of United States dollars, except number of shares)

	Number of shares (note 11)	Share capital (note 11)	Share-based payments reserve	Accumulated other comprehensive income	Deficit	Owners’ equity	Non-controlling interest	Total equity
December 31, 2009	140,461,822	$268,417	$6,797	$1,052	$(181,434)	$94,832	$(181)	$94,651

Exercise of options	175,000	387	-	-	-	387	-	387
Transfer to share capital on exercise of options	-	227	(227)	-	-	-	-	-
Share-based payments	-	-	708	-	-	708	-	708
Expiry and forfeiture of options	-	-	(75)	-	75	-	-	-
Private placement, net of issuance costs	52,000,000	111,151	-	-	-	111,151	-	111,151
Other comprehensive loss	-	-	-	(692)	-	(692)	-	(692)
Loss for the period	-	-	-	-	(7,124)	(7,124)	(4,378)	(11,502)
March 31, 2010	192,636,822	380,182	7,203	360	(188,483)	199,262	(4,559)	194,703

Exercise of options	3,851,500	6,626	-	-	-	6,626	-	6,626
Transfer to share capital on exercise of options	-	3,850	(3,850)	-	-	-	-	-
Share-based payments	-	-	6,703	-	-	6,703	-	6,703
Other comprehensive income	-	-	-	348	-	348	-	348
Loss for the period	-	-	-	-	(6,192)	(6,192)	644	(5,548)
December 31, 2010	196,488,322	390,658	10,056	708	(194,675)	206,747	(3,915)	202,832

Exercise of options	120,000	272	-	-	-	272	-	272
Transfer to share capital on exercise of options	-	122	(122)	-	-	-	-	-
Share-based payments	-	-	2,837	-	-	2,837	-	2,837
Other comprehensive income	-	-	-	107	-	107	-	107
Income for the period	-	-	-	-	11,803	11,803	10,090	21,893
March 31, 2011	196,608,322	$391,052	$12,771	$815	$(182,872)	$221,766	$6,175	$227,941

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

1. Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa.

The Company achieved commercial production on February 22, 2011.  As of this date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues.  Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which is stated at fair value, and provision for closure and reclamation, which is recorded at management’s best estimate.  In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.  They do not include all of the information required for full annual financial statements.

Other than the adoption of new accounting policies described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with International Financial Reporting Standards (IFRS) of the results for the interim periods presented.

2. Adoption of new accounting policies (continued)
(a) Revenues

Revenue from the sale of goods is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. For gold sales this is generally on receipt of a shipment by the refiner.

Revenues are presented net of direct selling costs, which include security, freight, refining and treatment charges.  Sales of by-products are presented in operating expenses.

(b) Inventories

Inventories are valued at the lower of cost and net realizable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price and for partly processed and finished goods is generally the cost of production.  For this purpose the costs of production include:

(b) Inventories (continued)
(i) labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
(ii) the depreciation of mining properties and property, plant and equipment used in the extraction and processing of ore; and
(iii) production overheads.

Work in progress inventory includes ore stockpiles and other partly processed material.  Stockpiles represent ore that has been extracted and is available for further processing.  Quantities are assessed primarily through surveys and assays.

(c) Accounting standards issued for adoption in future periods
(i) IFRS 9 Financial instruments
In an effort to reduce the complexity of accounting for financial instruments, the IASB has engaged in a multiphase project to replace IAS 39. The Company will adopt IFRS 9 on January 1, 2013.

3. Cash and cash equivalents (continued)
	March 31, 2011	December 31, 2010
Cash	$50,560	$19,902
Short-term deposits	53,053	30,243
	$103,613	$50,145
Cash and cash equivalents located outside of Africa at March 31, 2011 equal $103,558 (December 31, 2010 - $47,082).

4. Available-for-sale investment (continued)

At March 31, 2011, available-for-sale investment is comprised of 1,204,250 shares (December 31, 2010 - 1,204,250 shares) in PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716.  In October 2010, PMI Gold Corporation completed a share consolidation on a 2 for 1 basis.

5. Accounts receivable and prepaids (continued)
	March 31, 2011	December 31, 2010
Trade receivables	$1,795	$-
Advances to vendors	13,201	2,763
Prepaid expenses	781	492
VAT receivable	306	926
Other receivables	398	1,348
	$16,481	$5,529
Advances to vendors consists of $10,604 of prepaid fuel and $2,597 of other miscellaneous advances.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

6. Inventories (continued)
	March 31, 2011	December 31, 2010
Materials and supplies	$10,425	$11,113
Work-in-progress	2,933	-
Finished goods	931	-
	$14,289	$11,113

7. Property, plant and equipment (continued)
	Exploration and evaluation	Construction-in-progress	Mineral Properties	Plant and equipment	Total
Cost
January 1, 2011	$2,053	$263,886	$-	$26,459	$292,398
Additions	1,288	-	-	19,910	21,198
Pre-production gold sales	-	-	-	(48,613)	(48,613)
Disposals	-	-	-	(3)	(3)
Transfers	-	(262,733)	27,949	234,784	-
March 31, 2011	3,341	1,153	27,949	232,537	264,980
Accumulated depreciation
January 1, 2011	-	-	-	3,780	3,780
Charge for the period	-	-	244	3,507	3,751
Disposals	-	-	-	(3)	(3)
March 31, 2011	-	-	244	7,284	7,528
Net book value March 31, 2011	3,341	1,153	27,705	225,253	257,452
Net book value December 31, 2010	$2,053	$263,886	$-	$22,679	$288,618

The Company’s properties are located in western Eritrea, a country located in northeastern Africa.  The properties consist of a 71 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years.  The Eritrean state participation in the Bisha Mine is described below in note 10.

Development of the Bisha Mine commenced in early 2008, commissioning commenced in Q4 2010 and commercial production was achieved in Q1 2011.  As a result, the Company transformed to an operating mining company and allocated construction-in-progress amounts to appropriate categories of property, plant and equipment and commenced depreciating their useful lives.

During Q1 2010 the Company wrote-off $8,700 of costs that at December 31, 2009 were treated as deferred finance costs and included in property, plant and equipment, plus an additional $2,050 of finance costs incurred during Q1 2010, all related to debt facilities that expired unutilized during 2010.

Costs classified as mineral properties represent historic exploration and development costs at Bisha.  Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

8. Accounts payable and accrued liabilities (continued)
	March 31, 2011	December 31, 2010
Trade accounts payable	$4,781	$12,720
Accrued royalties	5,131	-
Accrued liabilities	6,398	4,122
Accrued interest payable	276	729
	$16,586	$17,571
All royalties payable at March 31, 2011 were paid in April 2011.

9. Provision for closure and reclamation (continued)
Balance, December 31, 2010	$11,650
Additional liability	1,124
Balance, March 31, 2011	$12,774

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at March 31, 2011, the undiscounted liability for provision for closure and reclamation is estimated to be approximately $16,300.  The cash expenditures are expected to occur over a period of time extending several years after the mine’s projected closure.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

10. Amounts related to non-controlling interest (continued)
	Note	March 31, 2011	December 31, 2010
Deferred credit	10(a)	$25,000	$25,000
Loan	10(b)	16,667	20,000
Advances by non-controlling interest	10(c)	80,074	79,127
		$121,741	$124,127

(a)

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha Mine.  ENAMCO agreed to purchase a 30% paid participating interest to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributed; 10% free carried).  The purchase price to be paid by the State will be determined by an independent valuator and will be based on the net present value of 30% of the Mine, using feasibility study reserves.  Nevsun and ENAMCO have agreed to have the price finalized by June 30, 2011.

(a) continued

The determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the mine as at first gold shipment.  Once the purchase price has been determined, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $41,667, being the total of a $25,000 provisional payment received in Q1 2008, which is recorded as a deferred credit, and a $20,000 loan less $3,333 repaid by Nevsun on January 10, 2011 (note 10(b)).

The Company and ENAMCO have agreed that the mechanism for payment of the PPA will take place over time, whereby certain cash distributions from the Bisha Mine that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price and accrued interest has been fully paid.

(b)

In August 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments that commenced on January 10, 2011.  The outstanding principal of the loan will be applied against any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the Mine as described in (a) above.  At March 31, 2011 there was accrued interest on the loan of $276 (December 31, 2010 - $729).  Cumulative interest of $2,187 related to this loan has been capitalized to property, plant and equipment as of March 31, 2011 (December 31, 2010 - $1,976).  Nevsun repaid ENAMCO principal of $3,333 and interest of $770 on January 10, 2011.

(c)

As of March 31, 2011 ENAMCO had advanced $74,995 (December 31, 2010 - $74,995) to the Bisha Mine to fund its share of the development.  These amounts are recorded as advances by non-controlling interest.  In Q1 ENAMCO earned $947 (Q1 2010 - $448) in interest on those advances, of which $621 was capitalized to property, plant and equipment and $326 was included in operating expenses.  The advances incur interest at 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $5,079, of which $4,753 has been capitalized to property, plant and equipment as of March 31, 2011 (December 31, 2010 - $4,132).  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

11. Share capital (continued)
(a) Authorized share capital consists of an unlimited number of common shares without par value.
(b) Private placements

During February 2010 the Company issued 52,000,000 common shares at CAD $2.25 per share in a non-brokered private placement for net proceeds of $111,151.  Share issue transaction costs related to the transaction were $301.

(c) Stock options

The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of options granted is ten years, however, to date all have been granted for five years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model.  Share-based payment costs are amortized over vesting periods of 6 and 12 months.  During 2011 share-based payment costs were calculated using the following weighted average assumptions:  expected life of option 1.9 years (2010 – 1.9 years), stock price volatility 51% (2010 – 71%), no dividend yield, and a risk-free interest rate yield of 1.2% (2010 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

The period ended March 31, 2011 included $2,837 (Q1 2010 - $708) in share-based payment costs, $2,434 (Q1 2010 - $617) of which were presented in administrative expenses, $127 (Q1 2010 – nil) in operating expenses and the remaining $276 (Q1 2010 - $91) capitalized to property, plant and equipment.

	Number of options		Weighted average exercise price (CAD)
Outstanding, December 31, 2010	10,348,500		$2.79
Granted	2,285,000		5.68
Exercised	(120,000)		2.24
Outstanding, March 31, 2011	12,513,500		$3.32

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	3,740,000	$1.35 – $2.00	2.7
Vested (exercisable)	4,896,000	$3.07 – $4.16	3.7
Unvested	1,242,500	$3.07 – $4.16	4.2
Unvested	2,635,000	$5.68 – $5.71	4.8
Total	12,513,500	$1.35 – $5.71	3.7

The weighted average share price of the Company on the dates options were exercised in the period ended March 31, 2011 was CAD $6.64 (Q1 2010 – CAD $2.58).  The weighted average price of options exercisable at the end of the period was CAD $2.61 (December 31, 2010 – CAD $2.15).  The majority of options vest over a service period of one year, however, 3,720,000 of the options include vesting criteria that are specific to construction performance of Bisha.  The criteria were met in February 2011 and the options vested at that time.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

(d) Shares reserved for issuance (fully diluted)
Number of shares
Issued and fully paid at March 31, 2011		196,608,322
Reserved for options (note 11(c))		12,513,500
Shares reserved for issuance (fully diluted) at March 31, 2011		209,121,822
(e) Earnings (loss) per share
The calculation of earnings (loss) per share is based on the following data:
	March 31, 2011	March 31, 2010
Income (loss) attributable to owners of the Company	$11,803	$(7,124)
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share	196,566,322	165,462,989
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share	202,059,452	165,462,989
Earnings (loss) per share
Basic and diluted	$0.06	$(0.04)

Basic earnings (loss) per share is computed by dividing the income (loss) attributable to owners of the Company by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the period, if dilutive.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

12. Provision for income taxes

A provision for income taxes was recorded for income earned for the period February 22, 2011 to March 31, 2011.  A reconciliation of the provision for income taxes to the amount calculated using the Company’s statutory tax rate for period ended March 31, 2011 is as follows:

Net income before taxes	$35,568
Statutory tax rate	26.5%
Tax expense at statutory rate	(9,426)
Tax effect of:
Non-deductible and other amounts	309
Tax losses not recognized	(557)
Difference in tax rates of foreign jurisdictions	(4,250)
Foreign exchange differences	249
Income tax expense	$(13,675)

13

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in thousands of United States dollars, except number of shares, unless otherwise stated)

Three months ended March 31, 2011

13. Commitments (continued)
As of March 31, 2011 the Company had the following contractual obligations:
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$2,824	$2,824	$-	$-	$-
Minimum operating lease payments	6,839	3,889	2,950	-	-
Advances from non-controlling interest(1)	80,074	80,074	-	-	-
Loan from non-controlling interest(2)	16,667	16,667	-	-	-
Provision for closure and reclamation	12,774	-	-	320	12,454
Total contractual obligations	$119,178	$103,454	$2,950	$320	$12,454

(1)Advances from non-controlling interest have no specified repayment terms, however based on recent commodity prices management expect it will be repaid within the first year of operations.

(2) See notes 10(a) and 10(b) for further details on the loan from non-controlling interest.

The Company has arranged an annually renewable environmental bond for the Bisha Mine for $2,000 at a cost of 1% per annum.

14. Segment information (continued)
The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.